
November 5, 2024

Brandi Kendall
Chief Financial Officer
Crescent Energy Co
600 Travis Street, Suite 7200
Houston, Texas 77002

      Re: Crescent Energy Co
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed March 4, 2024
          File No. 001-41132

Dear Brandi Kendall:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation